Michael Page International Recruitment Limited
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Surrey, KT15 2QW
t: +44(0) 1932 264000 f: +44(0) 1932 264297
e: groupaccounts@michaelpage.com

15 May 2009

File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Director/PDMR Shareholding - 2711S14
2. Annual Information Update - 5846R11
3. Total Voting Rights - 5412R17
4. Holding(s) in Company - 2304R15
5. Holding(s) in Company - 9307Q16
6. Holding(s) in Company - 6238Q15

Please also find enclosed our recent correspondence with Companies House.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

pp

Jeremy Tatham
Controller Corporate Reporting
Direct Line 01932 264143
jeremytatham@michalepage.com

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Company	Michael Page International PLC
TIDM	MPI
Headline	Director/PDMR Shareholding
Released	14:33 14-May-09
Number	2711S14

Michael Page
INTERNATIONAL

RNS Number : 2711S
Michael Page International PLC
14 May 2009

Director's shareholding

Michael Page International plc (the 'Company') announces that between 8th and 13th May 2009, Charles-Henri Dumon, an Executive Director of the Company, sold the number of Shares at the price per Share detailed below.

The disposal is being made primarily to meet personal tax and social security liabilities arising on earlier disposals/the vesting of his allocation under the Group share plans.

Number of shares sold	% of Issued Share Capital	Sale price
250,000	0.1%	(£) 268p

Following these transactions, Mr Dumon's total holding in the Company is shown below.

	Number held and % of issued share

Shares / options	capital
Shares	1,290,107 (0.4%)
ESOS Options	190,209 (0.3%)
Incentive Share Plan Options	825,845 (0.1%)
Annual Bonus Plan Options	264,508 (0.1%)

This announcement is made in accordance with DTR 3.1.4 R(1)(a).

Michael Page International plc
Kelvin Stagg, Company Secretary 01932 264141

Financial Dynamics
Richard Mountain 020 7269 7121

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Annual Information Update
Released	11:09 01-May-09
Number	5846R11

Michael Page INTERNATIONAL

RNS Number : 5846R
Michael Page International PLC
01 May 2009

MICHAEL PAGE INTERNATIONAL PLC (the "Company")

Annual Information Update

In accordance with Prospectus Rule 5.2, Michael Page International plc submits its Annual Information Update covering the 12 months up to and including 1 May 2009.

1. RNS announcements

Details of all regulatory headlines can be downloaded from the Market News
section of the London Stock Exchange website
at www.londonstockexchange.co.uk/marketnews.

Date of publication	Headline	Brief Description
2 May 2008	Annual information Update	Submission of Annual Information Update
23 May 2008	AGM Statement	Resolutions at the Annual General Meeting
30 May 2008	Total Voting Rights	Transparency Directives transitional Provision 6
30 June 2008	Total Voting Rights	Transparency Directives transitional Provision 6
30 June 2008	Notice of Results	Notice of Q2 Interim Management Statement
30 June 2008	Blocklisting Interim Review	Blocklisting six monthly return
7 July 2008	Q2 and First Half Trading Update	Second Quarter and First Half Trading Update
10 July 2008	Holding(s) in Company	Lone Pine Capital LLC

		holdings 7.70%
11 July 2008	Holding(s) in Company	Lone Pine Capital LLC holdings 8.07%
15 July 2008	Holding(s) in Company	Capital Research and Management Company Holdings 14.1925%
31 July 2008	Total Voting Rights	Transparency Directives transitional Provision 6
5 August 2008	Response to Press Comments	Confirms unsolicited preliminary approach from Adecco regarding a possible offer for the Company
5 August 2008	Rule 2.10 Announcement	Rule 2.10 of the City Code on Takeovers and Mergers
6 August 2008	Rule 2.10 Announcement	Rule 2.10 of the City Code on Takeovers and Mergers
8 August 2008	Rule 2.10 Announcement	Rule 2.10 of the City Code on Takeovers and Mergers
11 August 2008	Rule 2.10 Announcement	Rule 2.10 of the City Code on Takeovers and Mergers
12 August 2008	Rule 2.10 Announcement	Rule 2.10 of the City Code on Takeovers and Mergers
13 August 2008	Notice of Results	Notice of 2008 Interim Results
14 August 2008	Rule 2.10 Announcement	Rule 2.10 of the City Code on Takeovers and Mergers
15 August 2008	Rejections of Proposals Received From Adecco S.A	The Board of Michael Page announces that it is ending discussions with Adecco
18 August 2008	Half Year Results	Half year results for the period ended 30 June 2008
19 August 2008	Rule 2.10 Announcement	Rule 2.10 of the City Code on Takeovers and Mergers
19 August 2008	Holding(s) in Company	Lone Pine Capital LLC holdings 7.89%
21 August 2008	Rule 2.10 Announcement	Rule 2.10 of the City Code on Takeovers and Mergers
22 August 2008	Rule 2.10 Announcement	Rule 2.10 of the City Code on Takeovers and Mergers
26 August 2008	Rule 2.10 Announcement	Rule 2.10 of the City Code on Takeovers and Mergers
28 August 2008	Rule 2.10 Announcement	Rule 2.10 of the City Code on Takeovers and Mergers

28 August 2008	Holding(s) in Company	Capital Research and Management Company holdings 13.9956%
1 September 2008	Rule 2.10 Announcement	Rule 2.10 of the City Code on Takeovers and Mergers
2 September 2008	Rule 2.10 Announcement	Rule 2.10 of the City Code on Takeovers and Mergers
2 September 2008	Total Voting Rights	Transparency Directives transitional Provision 6
4 September 2008	Rule 2.10 Announcement	Rule 2.10 of the City Code on Takeovers and Mergers
4 September 2008	Holding(s) in Company	Standard Life Investments LTD holdings 10.752%
9 September 2008	Holding(s) in Company	Standard Life Investments LTD holdings 9.904%
10 September 2008	Rule 2.10 Announcement	Rule 2.10 of the City Code on Takeovers and Mergers
16 September 2008	Response to Adecco Announcement	The Board of Michael Page notes the announcement by Adecco that it is no longer considering making an offer for Michael Page
22 September 2008	Notice of Q3 Interim Management Statement	Notice of Q3 Interim Management Statement
22 September 2008	Holding(s) in Company	Capital Research and Management Company holdings 12.9368%
26 September 2008	Holding(s) in Company	Standard Life Investments LTD holdings 10.172%
30 September 2008	Total Voting Rights	Transparency Directives transitional Provision 6
1 October 2008	Holding(s) in Company	Lone Pine Capital LLC holdings 6.77%
7 October 2008	Q3 2008 Trading Update	Third Quarter Trading Update
8 October 2008	2008 Interim Report	2008 Interim Report for the period ended 30 June 2008
16 October 2008	Holdings(s) in Company	Notifications of Major interest in shares
16 October 2008	Transaction in own Shares	Purchase and cancellation of 1,000,000 shares
17 October 2008	Transaction in own Shares	Purchase and cancellation of 410,435 shares
22 October 2008	Transaction in own	Purchase and

	Shares	cancellation of 220,000 shares
23 October 2008	Transaction in own Shares	Purchase and cancellation of 300,000 shares
24 October 2008	Transaction in own Shares	Purchase and cancellation of 750,000 shares
27 October 2008	Transaction in own Shares	Purchase and cancellation of 500,000 shares
28 October 2008	Holdings(s) in Company	Wellington Management Company, LLP holdings 4.72%
31 October 2008	Total Voting Rights	Transparency Directives transitional Provision 6
4 November 2008	Director/PDMR Shareholding	Purchase of 500,000 shares by the Michael Page Employee's Benefit Trust
28 November 2008	Total Voting Rights	Transparency Directives transitional Provision 6
4 December 2008	Trading Statement	2008 Trading Update
9 December 2008	Holding(s) in Company	Lone Pine Capital LLC holdings 6.11%
9 December 2008	Holding(s) in Company	FIL Limited (FIL) holdings 5.12%
10 December 2008	Holding(s) in Company	The Nomad Investment Partnership L.P. holding 3.05%
16 December 2008	Blocklisting Interim Review	Blocklisting Six Monthly Return
2 January 2009	Total Voting Rights	Transparency Directives transitional Provision 6
5 January 2009	Notice of Q4 2008 Trading Update	Notice of Fourth Quarter 2008 Trading Update
8 January 2009	2008 Fourth Quarter and Full Year Trading Update	2008 Fourth Quarter and Full Year Trading Update
23 January 2009	Holding(s) in Company	Standard Life Investments Ltd holdings 8.72%
30 January 2009	Total Voting Rights	Transparency Directives transitional Provision 6
9 February 2009	Holding(s) in Company	Lone Pine Capital LLC holdings 5.44%
12 February 2009	Holding(s) in Company	Legal & General Group PLC holding 3.99%
25 February 2009	Notice of Results	Notice of 2008 Preliminary Results
2 March 2009	Total Voting Rights	Transparency Directives transitional

		Provision 6
5 March 2009	Final Results	RE: 2008 Full Year Results
6 March 2009	Director/PDMR Shareholding	Purchase of 963,000 shares by the Michael Page Employee's Benefit Trust
9 March 2009	Holding(s) in Company	Capital Research and Management Company holdings 12.7835%
11 March 2009	Holding(s) in Company	Lone Pine Capital LLC holdings 4.59%
11 March 2009	Holding(s) in Company	The Nomad Investment Partnership L.P. holding 4.28%
13 March 2009	Holding(s) in Company	Lone Pine Capital LLC holdings 3.71%
13 March 2009	Holding(s) in Company	Legal & General Group PLC holding 4.14%
16 March 2009	Director/PDMR Shareholding	Notification of Director's Interests in shares
16 March 2009	Director/PDMR Shareholding	Notification of Director's Interests in shares
18 March 2009	Holding(s) in Company	Fil Ltd holdings 4.97%
19 March 2009	Holding(s) in Company	Lloyds Banking Group plc holding 5.12%
20 March 2009	Holding(s) in Company	Lone Pine Capital LLC holdings 2.81%
20 March 2009	Holding(s) in Company	Legal & General Group PLC holding 3.98%
25 March 2009	Holding(s) in Company	The Nomad Investment Partnership L.P. holding 5.36%
27 March 2009	Holding(s) in Company	Legal & General Group PLC holding 4.13%
1 April 2009	Total Voting Rights	Transparency Directives transitional Provision 6
2 April 2009	Notice of Results	Notice of First Quarter 2009 Interim Management Statement
7 April 2009	2009 First Quarter Trading Update	2009 First Quarter Trading Update
8 April 2009	Holding(s) in Company	Legal & General Group PLC holding 3.83%
9 April 2009	Annual Report and Accounts	2008 Annual Report / Notice of AGM / Proxy Form
15 April 2009	Holding(s) in Company	Standard Life Investments LTD holdings 7.729%
21 April 2009	Holding(s) in Company	AEGON UK Group of Companies holding 3.09%

27 April 2009	Holding(s) in Company	AEGON UK Group of Companies holding below3%
30 April 2009	Total Voting Rights	Transparency Directives transitional Provision 6

2. Documents filed at Companies House

The documents listed below were filed with the Registrar of Companies at
Companies House and can be obtained from Companies House at Companies House,
Crown Way, Cardiff CF14 3UZ or through Companies House direct at

www.direct.companieshouse.gov.uk.

Date of publication	**Document type**	**Document Filed**
5 June 2008	RES08	AGM ordinary & special resolutions
5 June 2008	AA	Annual Accounts
5 June 2008	88(2)	Return of Allotment of Shares
5 June 2008	169	Return by a Company purchasing its own shares
5 June 2008	122	Cancellation of shares
5 June 2008	169	Return by a Company purchasing its own shares
5 June 2008	122	Cancellation of shares
5 June 2008	122	Cancellation of shares
5 June 2008	122	Cancellation of shares
23 June 2008	88(2)	Return of Allotment of Shares
16 July 2008	88(2)	Return of Allotment of Shares
15 August 2008	88(2)	Return of Allotment of Shares
2 September 2008	88(2)	Return of Allotment of Shares
7 October 2008	88(2)	Return of Allotment of Shares
11 November 2008	169	Return by a Company purchasing its own shares
11 November 2008	122	Cancellation of shares
11 November 2008	122	Cancellation of shares
11 November 2008	169	Return by a Company purchasing its own shares
11 November 2008	122	Cancellation of shares
11 November 2008	122	Cancellation of shares

11 November 2008	122	Cancellation of shares
2 December 2008	169	Return by a Company purchasing its own shares
2 December 2008	122	Cancellation of shares
4 December 2008	88(2)	Return of Allotment of Shares
9 January 2009	88(2)	Return of Allotment of Shares
12 February 2009	88(2)	Return of Allotment of Shares
6 March 2009	363a	Annual Return
9 March 2009	88(2)	Return of Allotment of Shares
12 March 2009	288c	Change of Secretary's particulars
21 April 2009	88 (2)	Amending Return of Allotment of Shares
21 April 2009	88 (2)	Amending Return of Allotment of Shares
21 April 2009	88 (2)	Amending Return of Allotment of Shares

3. Documents published and sent to shareholders

Date of publication	**Document**	**Brief Description**
8 October 2008	Interim Results	Interim Report for six months ended 30 June 2008
9 April 2009	Annual Report and Accounts	Report and Accounts for the financial year ended 31 December 2008
9 April 2009	Proxy Form	Proxy voting card for AGM 22 May 2009
9 April 2009	Notice of Meeting	Notice of AGM 22 May 2009

The Company's annual report for the twelve months to 31 December 2008 (submitted to the UK Listing Authority's viewing facility on 17 April 2009) and Interim Report for six months to the 30 June 2008 can be downloaded from Michael Page website (www.michaelpage.co.uk).

In accordance with the provisions of Article 10 of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Kelvin Stagg
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Total Voting Rights
Released	17:09 30-Apr-09
Number	5412R17

RNS Number : 5412R
Michael Page International PLC
30 April 2009

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 321,955,281 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 321,955,281.

The above figure of 321,955,281 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc, under the FSA's Disclosure and Transparency Rules.

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	15:38 27-Apr-09
Number	2304R15

Michael Page
INTERNATIONAL

RNS Number : 2304R
Michael Page International PLC
27 April 2009

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are	**Michael Page**

attached:	

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**No**
An event changing the breakdown of voting rights	**No**
Other (please specify):_______________	**No**

3. Full name of person(s) subject to notification obligation:	AEGON UK Group of Companies
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**24th April 2009**

6. Date on which issuer notified:	**27th April 2009**
7. Threshold(s) that is/are crossed or reached:	**3%**

8: Notified Details							
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
GB0030232317	10,123,949	10,123,949	Below 3%	Below 3%	Below 3%		

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
AEGON UK Group of companies - parent undertaking of: AEGON Asset Management UK plc AEGON Investment Management UK ltd. AEGON ICVC

Proxy Voting:	
10. Name of proxy holder:	AEGON UK Group of Companies
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	AEGON UK Group of Companies

	consists of: AEGON Asset Management UK plc AEGON Investment Management UK ltd. AEGON ICVC
14 Contact name:	**Miranda Beacham**
15. Contact telephone number:	**0131 549 3460**

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:19 21-Apr-09
Number	9307Q16

Michael Page
INTERNATIONAL

RNS Number : 9307Q
Michael Page International PLC
21 April 2009

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting	Michael Page

rights are attached:	

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify):______________	No

3. Full name of person(s) subject to notification obligation:	AEGON UK Group of Companies
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	17th April 2009
6. Date on which issuer notified:	21st April 2009

7. Threshold(s) that is/are crossed or reached:	2-3%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB0030232317	9,115,466	9,115,466	9,883,949	9,021,730	862,219	2.80	0.27

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired	Percentage of voting rights

			(if the instrument exercised/converted)	

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
9,883,949	3.06%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
AEGON UK Group of companies - parent undertaking of: AEGON Asset Management UK plc AEGON Investment Management UK ltd. AEGON ICVC

Proxy Voting:	
10. Name of proxy holder:	AEGON UK Group of Companies

11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	AEGON UK Group of Companies consists of: AEGON Asset Management UK plc AEGON Investment Management UK ltd. AEGON ICVC
14 Contact name:	Miranda Beacham
15. Contact telephone number:	0131 549 3460

For notes on how to complete form TR-1 please see the FSA website.

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	15:54 15-Apr-09
Number	6238Q15

Michael Page
INTERNATIONAL

RNS Number : 6238Q
Michael Page International PLC
15 April 2009

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting	Michael Page International Plc

rights are attached:	

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	no
An event changing the breakdown of voting rights	no
Other (please specify):______________	no

3. Full name of person(s) subject to notification obligation:	Standard Life Investments Ltd
4. Full name of shareholder(s) (if different from 3):	Vidacos Nominees
5. Date of transaction (and date on which the threshold is crossed or reached if different):	14 April 2009
6. Date on which issuer notified:	15 April 2009

7. Threshold(s) that is/are crossed or reached:	8%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB0030232317	26,000,637	26,000,637	24,947,038	17,693,588	7,253,450	5.482%	2.247%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument	Percentage of voting rights

			exercised/converted)	

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
24,947,038	7.729%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Standard Life Investments Ltd

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	

12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	investments_mo@standardlife.com Standard Life Investments Ltd
15. Contact telephone number:	(0131) 245 6565

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

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